Exhibit 99.1

August 31, 2022 Stay Connected 1 Copyright © 2022 Azure Power |www.azurepower.com Azure Power Conference Call Management Update

Disclaimer Forward - Looking Statements This information contains contains forward - looking statements within the meaning of Section 21 E of the US Securities Exchange Act of 1934 , as amended, and the US Private Securities Litigation Reform Act of 1995 , including statements regarding the Company's future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics . The risks and uncertainties that could cause the Company's results to differ materially from those expressed or implied by such forward - looking statements include : the availability of financing/refinancing on acceptable terms ; changes in the commercial and retail prices of traditional utility generated electricity ; changes in tariffs at which long term PPAs are entered into ; cancellation of PPAs ; changes in policies and regulations including net metering and interconnection limits or caps ; ongoing and potential litigation and/or regulatory investigations ; failure and delays in making regulatory filings (including in India, Mauritius and United States) ; the availability of rebates, tax credits and other incentives ; curtailment ; the availability of solar panels and other raw materials ; its limited operating history, particularly as a new public company ; its ability to attract and retain its relationships with third parties, including its solar partners ; its ability to meet the covenants in its debt facilities ; meteorological conditions and such other risks identified in the registration statements and reports that the Company files with the US Securities and Exchange Commission from time to time . All forward - looking statements in this press release are based on information available to the Company as of the date hereof, and the Company assumes no obligation to update these forward - looking statements . The information provided in this release is unaudited and provisional and thus subject to completion of the Company’s FY 2021 - 22 financial year - end audit . Investors are advised, therefore, that this information may be subject to change 2 Copyright © 2022 Azure Power |www.azurepower.com

3 Copyright © 2022 Azure Power |www.azurepower.com FY 2021 - 22 ANNUAL REPORT Following its August 12 , 2022 , announcement of a delay in the filing of the Company’s annual report on Form 20 - F for the financial year ended March 31 , 2022 (“FY 2021 - 22 ”), the Company reiterates that it is working in close consultation with its advisers to close its annual accounts . At this point, the Company is unable to give a firm timeline for submission of its Form 20 - F for FY 2021 - 22 .

PERFORMANCE UPDATE^

- Key Operational Highlights of FY 2021-22:
  - Fully commissioned 600 MW AC project with SECI in Rajasthan, the largest owned and operated single site solar project by any developer in the country
  - PLF (including the rooftop portfolio): 21.6%.
  - Electricity generation (including rooftop portfolio): 4,551 million kWh, increase of 30% over FY 2020-21
- PPA executed with SECI for the first 150 MW solar-wind hybrid project. PPA is in process of execution for the first 120 MWs wind project *

***** PPA for 120 MWs wind project was incorrectly mentioned as "executed" in our press release, dated August 29, 2022 as filed with the US Securities and Exchange Commission on Form 6-K and Form 6-K/A on August 29, 2022. The PPA for 119 MWs out of 120 MWs has been signed today (August 31, 2022) and is expected to be amended subsequently to include the remaining 1 MW.

^ Unaudited and provisional and thus subject to completion of the Company's FY 2021-22 financial year-end audit. Investors are advised, therefore, that this information may be subject to change.

Copyright © 2022 Azure Power |www.azurepower.com

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Azure Power

5 Copyright © 2022 Azure Power |www.azurepower.com PERFORMANCE UPDATE^ ^ U naudited and provisional and thus subject to completion of the Company’s FY 2021 - 22 financial year - end audit. Investors are advi sed, therefore, that this information may be subject to change. Solar Green Bond PLF Electricity Generation RG1 (3.575% Solar Green Bonds maturing in 2026) 18.6% 995 million kWh RG2 (5.65% Solar Green Bonds maturing in 2024) 24.1% * 1,367 million kWh * This number was incorrectly given as 21.4% in our press release, dated August 29, 2022 as filed with the US Securities and Exchange Commission on Form 6 - K and Form 6 - K/A on August 29, 2022. The correct PLF number for RG2 for FY2021 - 22 (as given above) is 24.1%.

6 Copyright © 2022 Azure Power |www.azurepower.com WHISTLEBLOWER ALLEGATIONS • A whistleblower complaint received in May 2022, alleging potential procedural irregularities and misconduct by certain employees at a plant belonging to one of the subsidiary • Company’s review of these allegations discovered deviations from safety and quality norms, • The Company has implemented mechanisms to remediate them and in so doing strengthen safety and quality protocols. • Azure’s Audit Committee, with the assistance of legal counsel and forensic accounting support, also identified evidence of manipulation of project data and information by certain employees. • The Company is implementing immediate remedial measures, and Azure is initiating disclosure of the findings to the appropriate authorities.

7 Copyright © 2022 Azure Power |www.azurepower.com PUBLIC INTEREST LITIGATIONS • Two Public Interest Litigations (“PILs”) have been filed in the High Court of Andhra Pradesh regarding Azure’s PPAs for its 2,333 MWs • PILs are challenging various aspects of the manufacturing tender & seeking to quash the Andhra Pradesh Regulator’s approval for procurement of capacity tied up with SECI • The tariff adoption for the capacities by the Central Electricity Regulatory Commission has also been made subject to the outcome of the PILs. • The Company is evaluating the impact of these PILs

8 Copyright © 2022 Azure Power |www.azurepower.com FAVORABLE RESOLUTION OF LEGAL DISPUTES • R eceived a favorable Award from the Singapore International Arbitration Centre, which has further been upheld by the Singapore High Court, in a proceeding initiated by former Chairman and CEO Mr. Inderpreet Singh Wadhwa and erstwhile COO Mr. H.S. Wadhwa in relation to the purchase price of their shares in Azure Power India Private Limited. • Andhra Pradesh • S ecured an order from a higher forum directing payments of pending & future bills at the PPA tariff of its 50 MW project • Further to the rules (Late Payment Surcharge Rules and related Matters, 2022) issued by Ministry of Power, the offtaker Southern Power Distribution Company of Andhra Pradesh Ltd has initiated monthly payments. • Karnataka • R ecently received all dues from the offtaker Hubli Electricity Supply Company (“HESCOM”) for its 50 MW project pursuant to recent court orders. • HESCOM has initiated payment of the outstanding receivables for the 40 MW project • Bihar • R eceived a favorable court order for its 10 MW project, company’s claims on account of a change in law for operation & maintenance charges have been allowed

9 Copyright © 2022 Azure Power |www.azurepower.com • The Company continues to operate in line with its budgets and business plans. • Cash flow and collections from customers continue in the ordinary course. • The Company continues to service all its debt payment obligations, • Azure’s liquidity position remains strong, bolstered by its recent US$250 million rights issue COMPANY’S UNDERLYING BUSINESS REMAINS FUNDAMENTALLY STRONG

Q&A 10 Copyright © 2022 Azure Power |www.azurepower.com

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